UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

 (Amendment No.   1    )

CHINA-BIOTICS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

16937B109
(CUSIP Number)

April 14, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Alexander Tai Kwok Leung
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,173,757 shares of Common Stock1
6. Shared Voting Power 0 shares of Common Stock
7. Sole Dispositive Power 1,173,757 shares of Common Stock
8. Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,173,757 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 5.3%2
12.	Type of Reporting Person IN

1
Alexander Tai Kwok Leung is the sole shareholder of Fascinating Gain Investments Limited and Charming Leader Group Limited, which hold 705,707 shares and 468,050 shares of Common Stock, respectively. Neither the present filing nor anything contained herein shall be construed as an admission that Alexander Tai Kwok Leung, Fascinating Gain Investments Limited or Charming Leader Group Limited constitute a “person” for any purpose other than Section 13(g) of the Securities Act of 1934, or that Alexander Tai Kwok Leung, Fascinating Gain Investments Limited or Charming Leader Group Limited constitute a “group” for any purpose.

2	Based on 22,150,200 shares of Common Stock outstanding as of February 10, 2011.

Item 1.

	(a)	Name of Issuer China-Biotics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
No. 999 Ningqiao Road Jinqiao Export Processing Zone Pudong, Shanghai 201206 People’s Republic of China

Item 2.

	(a)	Name of Person Filing Alexander Tai Kwok Leung

	(b)	Address of Principal Business Office or, if none, Residence 8th Floor, No.313 Lockhart Road Wanchai, Hong Kong

	(c)	Citizenship Alexander Tai Kwok Leung is a citizen of Hong Kong.

	(d)	Title of Class of Securities Common Stock; $0.0001 par value

	(e)	CUSIP Number 16937B109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See the response to Item 9 on the attached cover page.

	(b)	Percent of class: See the response to Item 11 on the attached cover page.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote See the response to Item 5 on the attached cover page.

		(ii)	Shared power to vote or to direct the vote See the response to Item 6 on the attached cover page.

		(iii)	Sole power to dispose or to direct the disposition of See the response to Item 7 on the attached cover page.

		(iv)	Shared power to dispose or to direct the disposition of See the response to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2011	/s/ Alexander Tai Kwok Leung
Alexander Tai Kwok Leung